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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 27

                                       TO

                                 SCHEDULE 14D-9
                  (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                               ----------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
                           TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               SAFETY-KLEEN CORP.
                           (NAME OF SUBJECT COMPANY)

                               SAFETY-KLEEN CORP.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    78648105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DONALD W. BRINCKMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               ONE BRINCKMAN WAY
                           ELGIN, ILLINOIS 60123-7857
                                 (847) 697-8460

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                 WITH A COPY TO
                             DENNIS N. NEWMAN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                  SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

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                                 INTRODUCTION

  Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended by Amendments 1 through 26, inclusive (as amended the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc. (the "Offeror"), a wholly-owned subsidiary of Laidlaw Environmental Services, Inc. ("LLE"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Schedule 14D-9 is hereby amended and restated to read as follows:

  On January 28, 1998, LLE filed an amended prospectus (the "Amended Prospectus") with the Commission that amends and restates its exchange offer to acquire all of the outstanding Shares. Under the terms and conditions described in the Amended Prospectus, LLE and the Offeror offer to exchange $18.00 net cash and that number of shares of LLE Common Stock equal to the Amended Exchange Ratio (as defined below) (the cash and stock consideration is sometimes collectively referred to herein as the "Amended LLE Offer Consideration"), for each outstanding Share (the "Amended LLE Offer"). This Statement relates to the Amended LLE Offer.

  According to the Amended Prospectus, the "Amended Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $12.00 by the weighted average trading prices for LLE Common Stock (as reported on the New York Stock Exchange Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the expiration date of the Amended LLE Offer, provided, that the Amended Exchange Ratio shall not be less than 2.24 nor greater than 2.80.

  According to the Amended Prospectus: (i) the purpose of the Amended LLE Offer is for LLE to obtain control of, and ultimately the entire equity interest in, Safety-Kleen; (ii) LLE presently intends, as soon as practicable after consummation of the Amended LLE Offer, to propose and seek to have Safety-Kleen effect a merger of the Offeror with and into Safety-Kleen; and
(iii) the consideration per Share in such merger would be identical to the Amended LLE Offer Consideration.

  Shareholders should be aware that if Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes (which Safety-Kleen believes it is, although the matter is not free from doubt), then unless LLE acquires beneficial ownership of at least 90% of the outstanding Shares, the subsequent merger of the Offeror into Safety-Kleen would have to be approved by both (a) the holders of at least 80% of the outstanding Shares and (b) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. There can be no assurance that LLE would obtain the required shareholder approval or that the Amended LLE Offer Consideration would satisfy those fair price standards. See "Item 8. Additional Information To Be Furnished--(c) State Takeover Statutes" in the Schedule 14D-9 (as amended and restated at January 6, 1998).

  According to the Amended Prospectus, the address of the principal executive officer of the Offeror and LLE is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

  At the special meeting of shareholders of Safety-Kleen (the "Special Meeting") on March 9, 1998 (which was a reconvening of the meeting originally scheduled for February 11, 1998, adjourned to February 25, 1998, and then adjourned to March 9, 1998) to vote on approval of the Agreement and Plan of Merger, dated as of November 20, 1997 (the "Philip Merger Agreement"), by and among SK Parent Corp. ("SK Parent"), SK Acquisition Corp. ("SK Acquisition") and Safety Kleen, the required approval of two-thirds of the outstanding shares was not received (based on the advice of Safety-Kleen's proxy solicitor), after which the Philip Merger
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Agreement was terminated by Safety-Kleen in accordance with its terms. SK
Parent is a newly-formed company owned equally by Philip Services Corp. affiliates of Apollo Management, L.P. and affiliates of Blackstone Management Partners III L.L.C. If the Philip Merger Agreement had been consummated, SK Acquisition would have merged with and into Safety-Kleen and each holder of a Share would have received $27.00 cash for each Share.

  THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR USE AT ANY MEETING OF SAFETY-KLEEN'S SHAREHOLDERS OR OTHERWISE.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4(a) of the Schedule 14D-9 is hereby amended and restated as follows:

  (a) Recommendation Of The Board of Directors.

  THE BOARD OF DIRECTORS OF SAFETY-KLEEN (THE "BOARD"), HAVING ATTEMPTED UNSUCCESSFULLY TO NEGOTIATE AN IMPROVEMENT IN THE TERMS OF THE AMENDED LLE OFFER TO ADDRESS THE BOARD'S CONCERNS ABOUT THE VALUE OF THE STOCK COMPONENT OF THAT OFFER, HAS UNANIMOUSLY DETERMINED TO REMAIN NEUTRAL AND MAKE NO RECOMMENDATION TO SHAREHOLDERS OF SAFETY-KLEEN AS TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE AMENDED LLE OFFER.

  Rights Agreement: The Amended LLE Offer is conditioned upon, among other things, the Board having redeemed the Rights or amended the Rights Agreement so that the Rights are inapplicable to the acquisition of Shares pursuant to the Amended LLE Offer, or LLE being otherwise satisfied in its sole discretion that the Rights are invalid or are not applicable to the acquisition of Shares pursuant to the Amended LLE Offer and the proposed subsequent merger of the Offeror into Safety-Kleen. In light of its determination stated above, the Board decided at its March 11, 1998 meeting to amend the Rights Agreement to exempt the currently pending Amended LLE Offer if it is consummated before midnight, eastern standard time, on March 27, 1998, on its present terms or terms that are more favorable to shareholders. Those terms include, without limitation, maintenance of the condition that at least two thirds of the Shares be tendered and that the per Share consideration of $18 plus 2.24 to
2.8 shares of Laidlaw Environmental Common Stock, based on the Amended Exchange Ratio, not be diminished. The exception also requires that Laidlaw Environmental publicly announce and file with the Securities and Exchange Commission its confirmation that it will effect the back-end merger on terms at least as favorable as the per share consideration paid in the exchange offer.

  Business Combination Statute: The Amended LLE offer is also conditioned upon LLE being satisfied, in its sole discretion, either that the provisions of
Section 180.1141 of the Wisconsin Statutes are inapplicable to LLE, the Offeror and the transactions contemplated by the Amended Prospectus, or that the Wisconsin Statutes will not prohibit for any period of time the consummation of the proposed merger or any other "Business Combination" (as defined in such Statutes) involving Safety-Kleen and LLE or the Offeror, or any of their respective affiliates. In light of its determination stated above, the Board decided at its March 11 meeting to render Section 180.1141 of the Wisconsin Statutes inapplicable to Laidlaw Environmental's back-end merger if effected for per share consideration at least equal to the consideration provided for in its currently pending exchange offer and no less than that paid in consummating its exchange offer.

  Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (b)(1) Background.

  At its meeting on February 20, 1998, the Board discussed the status of financing for the Philip Merger.

  At its meeting on February 25, 1998, the Board directed the adjournment of the February 25 Special Shareholders Meeting to vote on the Philip Merger until March 9, 1998, in light of the fact that approval of the

                                       2
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Philip Merger required a two-thirds vote, the request of certain stockholders that the meeting be adjourned until after March 4 to eliminate uncertainty arising from the fact that Philip's year end results would not be available until that date, the desirability of allowing additional time to permit all shareholders to cast a fully informed vote on the Philip Merger, and the desirability of preserving the possibility of the success of the Philip Merger.

  On March 5, 1998, the Federal District Court for the Northern District of Illinois denied LLE's motion to require Safety-Kleen's board to make its rights agreement, or poison pill, inapplicable to the Amended LLE Offer before the March 9, 1998 shareholders meeting. The Judge set another hearing for Thursday, March 12 to again consider the motion, after taking testimony. LLE committed to the court that it would extend the Amended LLE offer on its current terms through March 16.

  On March 7, 1998, the Board of Directors held an informational meeting on the state of the proxy solicitation for the Philip Merger and related matters and confirmed its recommendation of the Philip Merger.

  On March 9, 1998, at the Special Shareholders Meeting, the Philip Merger failed to receive the necessary approval from holders of two-thirds of the outstanding shares. After the meeting, the Company's Board of Directors met and terminated the SK Parent Merger Agreement, directed the commencement of negotiations with LLE, and concluded that it would take no position on the Amended LLE Offer pending the outcome of negotiations. The Board also determined that each of the approximately 50 parties that had entered into a confidentiality and standstill agreement with Safety-Kleen as part of its evaluation of strategic options should now be released from the standstill provisions of those agreements, permitting these parties to make a proposal to acquire Safety-Kleen if they choose to do so. Safety-Kleen announced the results of the Special Shareholders Meeting and those Board actions on March 10.

  On March 10 and in the morning of March 11, Safety-Kleen met with LLE in an unsuccessful effort to negotiate an improvement in the terms of the Amended LLE Offer.

  On March 11, 1998, the Board of Directors met and discussed the actions described in Item 4(a) above.

  On March 12, 1998, the Federal District Court for the Northern District of Illinois did not hold a hearing, but scheduled a telephonic status report for March 13, 1998.

  (2) Reasons For the Recommendation.

  In the course of reaching its determination with respect to the Amended LLE Offer referred to in Item 4(a), above, the Board, at its meeting on March 11, 1998, noted its continuing concerns about the value of Laidlaw Environmental Common Stock; those concerns have been previously discussed in the Schedule 14D-9. The Board also considered the failure of the SK Parent Merger to obtain shareholder approval and the absence at the present time of a viable alternative of comparable value.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6(b) of the Schedule 14D-9 is hereby amended and restated as follows:

  (b) Safety-Kleen believes that its executive officers, directors, affiliates and subsidiaries are considering whether to tender, pursuant to the Amended LLE Offer, any Shares which are held of record or are beneficially owned by such persons or to otherwise sell any such Shares.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (a) Rights Agreement

  See Item 4(a), Rights Agreement, of this Amendment No. 27, incorporated herein by reference.

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  Item 8(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (b) Shareholder Litigation

  On March 5, 1998, the Federal District Court for the Northern District of Illinois denied LLE's motion to require Safety-Kleen's board to make its rights agreement or poison pill, inapplicable to the Amended LLE Offer before the March 9, 1998 shareholders meeting. The Judge set another hearing for Thursday, March 12 to again consider the motion, after taking testimony. LLE committed to the court that it would extend the Amended LLE offer on its current terms through March 16. On March 12, 1998, the Court did not hold a hearing, but scheduled a telephonic status report for March 13, 1998.

  Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the paragraph therein captioned "Business Combination Statute":

  See Item 4(a), Business Combination Statute, of this Amendment No. 27, incorporated herein by reference.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Safety-Kleen Corp.

                                             /s/ Donald W. Brinckman
                                          By: _________________________________
                                             Name: Donald W. Brinckman
                                             Title: Chairman and Chief
                                              Executive Officer

Dated: March 12, 1998

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                                 EXHIBIT INDEX

  Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

 EXHIBIT
   NO.                                        DESCRIPTION
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
Exhibit 1   Excerpts from Safety-Kleen's Proxy Statement, dated March 28, 1997, relating to
            Safety-Kleen's 1997 Annual Meeting of Shareholders.
Exhibit 2   Share Ownership of Certain Beneficial Owners and Management.
Exhibit 3   Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK
            Parent Corp., SK Acquisition Corp. and Safety-Kleen Corp.
Exhibit 4   Form of Change of Control Severance Agreement.
Exhibit 5   Letter to Shareholders of Safety-Kleen, dated January 6, 1998.
Exhibit 6   Press Release issued by Safety-Kleen Corp., dated December 22, 1997.
Exhibit 7   Text of September 24, 1997 letter from Laidlaw Environmental Services, Inc.
Exhibit 8   Text of November 4, 1997 letter from Laidlaw Environmental Services, Inc.
Exhibit 9   Text of November 13, 1997 letter from Laidlaw Environmental Services, Inc.
Exhibit 10  Complaint filed by Safety-Kleen Corp. v Laidlaw Environmental Services, Inc.
            (dated November 17, 1997, United States District Court for the Northern District
            of Illinois Eastern Division)
Exhibit 11  Opinion of William Blair & Company L.L.C., dated November 20, 1997.
Exhibit 12  Text of November 20, 1997 letter from Laidlaw Environmental Services, Inc.
Exhibit 13  Verified Answer, Affirmative Defenses, and Counterclaim filed by Laidlaw
            Environmental Services, Inc. v Safety-Kleen Corp., et al. (dated November 24,
            1997, United States District Court for the Northern District of Illinois Eastern
            Division).
Exhibit 14  Opinion of William Blair & Company L.L.C., dated December 20, 1997.
Exhibit 15  Complaint filed by William Steiner against Donald W. Brinckman, et al. (dated
            November 4, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 16  Complaint filed by Josh Kaplan against Donald W. Brinckman, et al. (dated
            November 5, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 17  Complaint filed by Gershon Knoll against Richard T. Farmer, et al. (dated
            November 5, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 18  Complaint filed by Larry Hanon against Safety-Kleen Corp. et al. (dated November
            5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery
            Division).
Exhibit 19  Complaint filed by Robin Fernhoff against Safety-Kleen Corp. et al. (dated
            November 6, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 20  Complaint filed by Epstein Family Trust against Safety-Kleen Corp. et al. (dated
            November 12, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 21  Complaint filed by David Steinberg against Safety-Kleen Corp. et al. (dated
            December 5, 1997, Circuit Court of Cook County, Illinois County Department,
            Chancery Division).
Exhibit 22  Press Release issued by Safety-Kleen Corp., dated January 8, 1998.
Exhibit 23  Press Release issued by Safety-Kleen Corp., dated January 9, 1998.
Exhibit 24  Definitive Additional Materials.

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
EXHIBIT NO.                                    DESCRIPTION
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
Exhibit 25   Press Release issued by Safety-Kleen Corp., dated January 15, 1998.
Exhibit 26   Definitive Additional Materials.
Exhibit 27   Definitive Additional Materials.
Exhibit 28   Definitive Additional Materials.
Exhibit 29   Press Release issued by Safety-Kleen Corp., dated January 27, 1998.
Exhibit 30   Press Release issued by Safety-Kleen Corp., dated February 4, 1998.
Exhibit 31   Letter to Shareholders of Safety-Kleen, dated February 2, 1998.
Exhibit 32   Press Release issued by Safety-Kleen Corp., dated February 2, 1998.
Exhibit 33   Opinion of William Blair & Company L.L.C., dated January 31, 1998.
Exhibit 34   Press Release issued by SK Parent, dated February 10, 1998.
Exhibit 35   Letter to Shareholders of Safety-Kleen Corp., dated February 12, 1998.
Exhibit 36   Press Release issued by Safety-Kleen Corp., dated February 13, 1998.
Exhibit 37   Press Release issued by Safety-Kleen Corp., dated February 16, 1998.
Exhibit 38   Press Release issued by Safety-Kleen Corp., dated February 18, 1998.
Exhibit 39   Press Release issued by Philip Services Corp., dated February 20, 1998.
Exhibit 40   Press Release issued by SK Parent Corp., dated February 20, 1998.
Exhibit 41   Press Release issued by Safety-Kleen Corp., dated February 20, 1998.
Exhibit 42   Definitive Additional Materials.
Exhibit 43   Press Release issued by SK Parent Corp., dated February 23, 1998.
Exhibit 44   Press Release issued by Safety-Kleen Corp., dated February 25, 1998.
Exhibit 45   Press Release issued by Safety-Kleen Corp., dated February 25, 1998.
Exhibit 46   Press Release issued by Philip Services Corp., dated February 26, 1998.
Exhibit 47   Letter to Shareholders of Safety-Kleen Corp., dated February 27, 1998.
Exhibit 48   Press Release issued by Safety-Kleen Corp., dated March 2, 1998.
Exhibit 49   Press Release issued by Safety-Kleen Corp., dated March 5, 1998.
Exhibit 50   Press Release issued by SK Parent Corp., dated March 5, 1998.
Exhibit 51   Definitive Additional Materials.
Exhibit 52   Definitive Additional Materials.
Exhibit 53   Definitive Additional Materials.
Exhibit 54   Press Release issued by Safety-Kleen Corp., dated March 6, 1998.
Exhibit 55   Press Release issued by Safety-Kleen Corp., dated March 9, 1998.
Exhibit 56   Press Release issued by Safety-Kleen Corp., dated March 10, 1998.
Exhibit 57   Press Release issued by Safety-Kleen Corp., dated March 12, 1998.
Exhibit 58*  Form of Third Amendment, dated as of March 11, 1998, to the Rights Agreement, dated as of November 9, 1988, between Safety-Kleen Corp. and the First National
             Bank of Chicago, as Rights Agent.
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*Filed herewith; not included in mailing to shareholders.